May 3, 2006

Via U.S. Mail and Facsimile

Travis Engen
Chief Executive Officer
Alcan, Inc.
1188 Sherbrooke Street West
Montreal, Quebec, Canada H3A 3G2


RE:		Alcan, Inc.
		Form 10-K for the fiscal year ended December 31, 2004 Form 10-K for the fiscal year ended December 31, 2005 Response letter dated March 1, 2006
		Response letter dated April 21, 2006
		File No. 1-3677

Dear Mr. Engen:

      We have reviewed your response letters dated March 1, 2006, and
April 21, 2006, and have the following comment. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

You indicate in your April 21, 2006, response to our letter of March
29, 2006, that your subsidiar(ies) have provided technology and equipment to smelters indirectly owned by the Iranian Ministry of Mines, for use in the production of aluminum. You also indicate that the aluminum produced at the smelters to which you have provided technology and equipment would be of no use in any application, including any military application, unless it is substantially processed.

We are aware, from publicly available sources, that aluminum has weapons applications. We note, specifically, published reports that discuss the use of aluminum tubing to house motor casings for rockets, and in certain centrifugal processes employed to produce weapons-grade uranium. Please address for us the possibility that your reputation and share value may be impacted negatively by your provision to Iran of technology and equipment necessary to the production of a product that can be used in the production of weapons. Advise us whether, to the best of your knowledge, understanding and belief, the aluminum produced at Iranian smelters is subsequently processed in such manner and to such degree as to be usable in the production of conventional, nuclear or other weapons.


      Please understand that we may have additional comments after we review your response to our comment. Please file your response letter on EDGAR.

      Please contact Jack Guggenheim at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	David L. McAusland
		Executive Vice President
	Alcan, Inc.
	P.O. Box 6090
	Montreal, Quebec H3C 3A7
	Canada


		Roger Schwall
		Assistant Director
		Division of Corporation Finance